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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            Oxford Health Plans, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   691471 10 6
      -------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 16, 2001
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 691471 10 6              SCHEDULE 13D
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

    3



    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
      EACH REPORTING          8       SHARED VOTING POWER
        PERSON                        3,789,173 (See Item 5.)
        WITH
                              9       SOLE DISPOSITIVE POWER

                             10       SHARED DISPOSITIVE POWER
                                      3,789,173 (See Item 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,789,173 (See Item 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.9% (See Item 5.)

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------
CUSIP No. 691471 10 6              SCHEDULE 13D
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Parallel II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

    3



    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
      EACH REPORTING          8       SHARED VOTING POWER
        PERSON                        3,789,173 (See Item 5.)
        WITH
                              9       SOLE DISPOSITIVE POWER

                             10       SHARED DISPOSITIVE POWER
                                      3,789,173 (See Item 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,789,173 (See Item 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.9% (See Item 5.)

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------
CUSIP No. 691471 10 6              SCHEDULE 13D
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Investors II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

    3



    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
      EACH REPORTING          8       SHARED VOTING POWER
        PERSON                        3,789,173 (See Item 5.)
        WITH
                              9       SOLE DISPOSITIVE POWER

                             10       SHARED DISPOSITIVE POWER
                                      3,789,173 (See Item 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,789,173 (See Item 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.9% (See Item 5.)

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 7 (this "Amendment") amends and supplements the
Schedule 13D filed on March 5, 1998, as amended (the "Schedule"), by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC, TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule is hereby amended and supplemented by adding thereto the following:

          On February 16, 2001, TPG, TPG Parallel and TPG Investors (collectively, the "TPG Parties") sold 5,000,000 shares of Common Stock of the Company at $32.00 per share in a single sale to Credit Suisse First Boston Corporation in reliance on Rule 144 promulgated under the Securities Exchange Act of 1934, as amended. In connection with that transaction, the TPG Parties agreed with Credit Suisse First Boston Corporation (the "Lock-up Agreement") that the TPG Parties would not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of the Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 60 days after the date of the Lock-up Agreement. The Lock-up Agreement was subject to certain exceptions including the right of the TPG Parties to distribute the Common Stock of the Company to the partners, members or shareholders of the TPG Parties at any time on or after the date which is 10 days after the date of the Lock-up Agreement. The Lock-up Agreement is filed as Exhibit 18 hereto and is incorporated by reference herein. The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement.

Item 5.   Interest in the Securities of the Issuer.

          (a) (b) The TPG Parties beneficially own in the aggregate 3,789,173 shares of Common Stock, representing approximately 3.9% of the Company's outstanding shares of Common Stock. This calculation is based on the information provided by the Company in the Form 8-K filed February 5, 2001 that 98,304,384 shares of Common Stock were outstanding.

          (c) Item 5(c) is hereby amended and supplemented by the incorporation by reference of the disclosure set forth under Item 4 of this Amendment.

          (e) As of February 16, 2001, the TPG Parties ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended and supplemented by the incorporation by reference of the disclosure set forth under Item 4 of this Amendment.

Item 7.   Material to be Filed as Exhibits.

Exhibit 18 Lock-up Agreement dated as of February 16, 2001, by and between
           TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P. and Credit Suisse First Boston Corporation

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  February 20, 2001

                                      TPG PARTNERS II, L.P.

                                      By: TPG GenPar II, L.P.
                                          its General Partner

                                      By: TPG Advisors II, Inc.
                                          its General Partner

                                      By: /s/ Richard A. Ekleberry
                                         -------------------------
                                      Name: Richard A. Ekleberry
                                      Title: Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  February 20, 2001


                                      TPG PARTNERS II, L.P.

                                      By: TPG GenPar II, L.P.
                                          its General Partner

                                      By: TPG Advisors II, Inc.
                                          its General Partner

                                      By: /s/ Richard A. Ekleberry
                                         -------------------------
                                      Name: Richard A. Ekleberry
                                      Title: Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  February 20, 2001


                                      TPG PARTNERS II, L.P.

                                      By: TPG GenPar II, L.P.
                                          its General Partner

                                      By: TPG Advisors II, Inc.
                                          its General Partner

                                      By: /s/ Richard A. Ekleberry
                                         -------------------------
                                      Name: Richard A. Ekleberry
                                      Title: Vice President

                                  EXHIBIT INDEX
                                  -------------
                                     Exhibit                               Page
                                     -------                               ----


1.   Joint Filing Agreement, dated as of March 4, 1998 among TPG Partners    *
     II, L.P., TPG Oxford LLC, TPG Parallel II, L.P. and TPG Investors II,
     L.P.

2. Investment Agreement, dated as of February 23, 1998 by and between TPG * Oxford LLC and Oxford Health Plans, Inc.

3.   Certificate of Designations of Series A Cumulative Preferred Stock      *
     (attached as Exhibit A to the Investment Agreement).

4.   Form of Series A Warrant Certificate (attached as Exhibit B to the      *
     Investment Agreement).

5.   Certificate of Designations of Series B Cumulative Preferred Stock      *
     (attached as Exhibit C to the Investment Agreement).

6.   Form of Series B Warrant Certificate (attached as Exhibit D to the      *
     Investment Agreement).

7.   Certificate of Designations of Series C Participating Preferred Stock   *
     (attached as Exhibit E to the Investment Agreement).

8.   Registration Rights Agreement, dated as of February 23, 1998 by and     *
     between Oxford Health Plans, Inc. and TPG Oxford LLC.

9.   Assignment Agreement, dated as of April 23, 1998, by and among TPG      *
     Oxford LLC and the DLJ Entities.

10.  Assignment Agreement, dated as of April 28, 1998, by and between TPG    *
     Oxford LLC and Oxford Acquisition Corp.

11.  Assignment Agreement, dated as of April 28, 1998, by and between TPG    *
     Oxford LLC and Chase Equity Associates, L.P.

12.  Assignment Agreement, dated as of August 21, 1998 by and between TPG    *
     Oxford LLC and TPG Partners II, L.P.

13.  Amendment No. 3 to Investment Agreement, dated as of November 19, 1998  *

14. Share Exchange Agreement, dated as of February 13, 1999 by and between * TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., Chase Equity Associates, L.P., Oxford Acquisition Corp., the DLJ
     Entities and Oxford Health Plans, Inc.

15.  Certificate of Designations of Series D Cumulative Preferred Stock      *

16.  Certificate of Designations of Series E Cumulative Preferred Stock

17. Exchange and Repurchase Agreement dated as of October 25, 2000, by and * between TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors
     II, L.P., Chase Equity Associates, L.P., Oxford Acquisition Corp., the DLJ Entities and Oxford Health Plans, Inc.

18.  Lock-up Agreement dated as of February 16, 2001, by and between TPG     12
     Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P. and Credit Suisse First Boston Corporation

*        Previously filed